Exhibit 99.1

Arkady Volozh Extends Lock-up for an Additional Two Years

Moscow and Amsterdam, the Netherlands, December 6, 2021 – Yandex (NASDAQ and MOEX: YNDX) today announces that its founder, CEO and principal shareholder, Arkady Volozh, has agreed to a further lock-up of his Class B shares.

Arkady has agreed with Yandex that he (and his family trust) will not sell or transfer any Class B shares during the next two years, ending December 31, 2023. This is an extension of the lock-up agreement that Arkady (and his family trust) entered into in December 2019. Arkady’s family trust currently holds approximately 30.8 million Class B shares.

Arkady has no current plans to sell his Class B shares, and he and Yandex believe that a continued lock-up will provide clarity to the market in this regard and continuity for Yandex over the coming years.

Arkady Volozh, Yandex Founder and CEO, said: “I am extremely proud of what we have achieved to date, but I am particularly excited about the opportunities that we see ahead of us. In addition to enhancing the capabilities of our core businesses, we have also been making important investments in new projects such as in e-commerce, self-driving, and cloud, and we have started to take our world-class technology to high-opportunity international markets. All of this has laid the foundation for us to deliver superior growth over the coming years, as we unlock new sources of value for all of our shareholders.”

About Yandex

Yandex (NASDAQ and MOEX:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation and delivery services, navigation products, as well as expanded into the e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and number of international markets. Yandex, which has over 30 offices worldwide, has been listed on the NASDAQ since 2011 and on MOEX since 2014.

More information on Yandex can be found at https://yandex.com/company/.

Contacts:
Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru